[WILMERHALE VENTURE GROUP LETTERHEAD]

September 22, 2009

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	Joseph McCann Mail Stop 6010 (202) 551-6262
Re:	A123 Systems, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed September 22, 2009 File No. 333-152871

Ladies and Gentlemen:

        On behalf of A123 Systems, Inc. (the "Company"), submitted herewith for filing is Amendment No. 8 ("Amendment No. 8") to the Registration Statement referenced above (the "Registration Statement"), relating to the registration under the Securities Act of 1933, as amended, of $339,624,624 of shares of common stock of the Company.

        The Company is filing Amendment No. 8 to increase the range of the estimated public offering price per share to between $10.00 and $11.50. Due to the increase in the midpoint of the range and the anti-dilution provisions in the Company's certificate of incorporation, the assumed post-offering conversion rates of the Company's series E and series F convertible preferred stock have changed, which has decreased the number of shares of common stock expected to be outstanding after the offering. Corresponding changes have been made throughout the Registration Statement, including the following sections: "The Offering" (Page 7), "Use of Proceeds" (page 38), "Capitalization" (page 39), "Dilution" (page 41) and "Principal and Selling Stockholders" (page 124).

        As the Company previously informed the Staff, the fair value of the Company's common stock for options granted on August 31, 2009 was determined to be $10.00 per share. As this value falls within the revised range determined today with the Company's investment bankers, the Company respectfully submits that no additional reassessment of fair value is required.

        This filing is being effected by direct transmission to the with the U.S. Securities and Exchange Commission's EDGAR System. The Company has previously caused filing fees of $12,000 to be wire transferred to the Commission's account at the U.S. Bank in St. Louis, Missouri. On September 21, 2009, in anticipation of this filing, the Company caused an additional filing fee of $8,000 to be wire transferred to the Commission's account at the U.S. Bank in St. Louis, Missouri.

        If you require additional information, please telephone either John Chory (781-966-2001) or Susan Mazur (781-966-2005) of this firm.

Sincerely,

/s/ R. Lee Schindler

R. Lee Schindler

cc (via facsimile):	Eric Pyenson, Esq., Vice President & General Counsel, A123 Systems, Inc., fax: (617) 924-8910